

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

March 26, 2008

Ms. Vicky F. Savage
Acting Chief Financial Officer
Calton, Inc.
2050 40th Avenue
Suite One
Vero Beach, FL 32960

   **RE: Form 10-KSB for the fiscal year ended November 30, 2007
     File No. 1-8846**

Dear Ms. Savage:

   We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED NOVEMBER 30, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 6 – Management's Discussion and Analysis or Plan of Operation, page 5

Summarization of Contractual Obligations and Commercial Commitments, page 8

2. It appears that you have appropriately included the estimated interest payments on your short-term debt within your table of contractual cash obligations. Please disclose any assumptions you made to derive the amount of estimated interest payments on your short-term debt.

Financial Statements

General

3. We note your disclosure on page 5 that gross margins on homebuilding revenues decreased in 2007 compared to 2006 due to discounted sales prices on inventory homes and sales incentives given. If you are using any incentives other than a decrease in the sales price of the home, please briefly describe these incentives to us and provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66.

4. We note your presentation of comprehensive income on page F-14. Paragraph 22 of SFAS 130 requires a statement of comprehensive income that is displayed with the same prominence as your other financial statements. As such, please present your statement of comprehensive income within (1) your statement of operations, (2) your statement of equity, or (3) as a separate financial statement. Please revise accordingly.

5. Regarding your sale of equity securities that were classified as available-for-sale, please tell us how you classified the related amount in your statement of cash flows. Refer to paragraph 18 of SFAS 115.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-7

General

6. Please disclose the types of expenses that you include in the cost of sales line item
    and the types of expenses that you include in the selling, general and
    administrative expenses line item.

Inventory, page F-8

7. We note your inventory impairment charge of $677,000 during the year ended
    November 30, 2006. In this regard, please separately present your accounting
    policy concerning impairment of inventory and address the following:
    *   Please expand your disclosures to describe the steps that you perform to
        review your (i) land, (ii) homes under construction and (iii) speculative and
        model homes for impairment;
    *   Separately quantify and address any write-offs related to each of these above
        referenced inventory components. Discuss how you determined the amount
        of the write-off that was necessary. Please explain the main assumptions you
        used in this determination as well as your basis for these assumptions. In
        addition, please consider providing a sensitivity analysis showing the effect of
        a 10% change in each of your significant assumptions;
    *   Address the determining factors you have identified to assess the
        appropriateness of moving forward with land development or to write-off
        related amounts; and
    *   Please disclose how you determine net realizable value.
    Please expand your disclosures to provide information as to known trends,
    uncertainties or other factors that will result in, or that are reasonably likely to
    result in, any additional material impairment charges in future periods.

Note 2 – Liquidity and Management's Plans, page F-10

8. Please revise your going concern disclosure to provide robust disclosures
    regarding the substantial doubt about your ability to continue as a going concern.
    Specifically, please revise your disclosure to include:
    *   The possible effects of such conditions and events;
    *   Your evaluation of the significance of the conditions and events and the
        mitigating factors; and
    *   Whether there is any possibility that you would discontinue operations.

Note 8 – Related Party Transactions, page F-15

9. Please help us understand your accounting for the transactions with AFP
   Enterprises, Inc. Specifically, please address the following:
   • Please tell us whether you and AFP Enterprises, Inc. are considered to be
     under common control. Tell us the specific facts and circumstances that led
     you to this conclusion. Refer to EITF 02-5;
   • Please tell us how you accounted for the differences between the contract
     prices of the homes sold to AFP Enterprises, Inc. and the costs of the homes.
     Specifically, tell us how you recorded these amounts on your financial
     statements. Tell us how you determined this was appropriate in light of your
     relationship with AFP Enterprises, Inc.; and
   • Please tell us what consideration was given to paragraph 29 of SFAS 13 in the
     accounting for the sale-leaseback arrangement with AFP Enterprises, Inc.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their
  filings;

• staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief